EXHIBIT 99.1

October 21, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

Immediate Report - dismissal of a class action claim against Bezeq International

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report dated September 17, 2011, regarding the filing of an appeal with the Supreme Court on the District Court's ruling which dismissed the claim and a motion to certify the claim as a class action filed against Bezeq International Ltd., the Company's subsidiary, inter alia, on grounds that the Internet access rates had been raised unlawfully (the sum of the claim was NIS 217 Million), the Company hereby provides notification that on October 20, 2013, the Company received a notice from Bezeq International Ltd., that on October 17, 2013, the Supreme Court issued a ruling dismissing the appeal and upholding the District Court's decision dismissing the claim and the motion to certify the claim as a class action.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.